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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Frisco Bay Industries Ltd.
(Name of Subject Company)

Frisco Bay Industries Ltd.
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

358751105
(CUSIP Number of Class of Securities)

Barry E. Katsof
Chief Executive Officer
Frisco Bay Industries Ltd.
160 Graveline
St. Laurent, Quebec, H4T 1R7
Canada
(514) 738-7300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Howard Levine, Esq.
Lapointe Rosenstein
Suite 1400, 1250 René-Lévesque Blvd. West
Montreal, Quebec H3B 5E9
Canada
(514) 925-6300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

A French version of this document may be obtained without charge from the Company

Une version française du présent document peut être obtenue gratuitement auprès de la Société.

Item 1. Subject Company Information

  Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is Frisco Bay Industries Ltd., a Canadian corporation (the "Company" or "Frisco Bay"). The principal executive offices of the Company are located at 160 Graveline, St. Laurent, Quebec, Canada H4T 1R7. The telephone number of the Company is (514) 738-7300.

  Securities.

        The title of the class of equity securities to which this statement relates is the Common Stock, no par value per share (the "Common Shares"), of the Company. As of January 19, 2004, there were 1,971,657 Common Shares outstanding, 233,575 Options (as defined herein) outstanding and 900 SARs (as defined herein) outstanding.

        This also constitutes the Board's recommendation with respect to the Class A Shares Offer (as defined herein).

        NOTICE TO CANADIAN SHAREHOLDERS. THIS SCHEDULE 14D-9 PROVIDED TO SHAREHOLDERS, INCLUDING, IN PARTICULAR, ANNEX B, CONSTITUTES THE DIRECTORS' CIRCULAR OF FRISCO BAY REQUIRED BY APPLICABLE SECURITIES LAWS IN CANADA IN RESPECT OF THE TAKE-OVER BIDS DATED JANUARY 30, 2004 BY THE PURCHASER (AS DEFINED HEREIN) FOR ALL OF THE SHARES OF COMMON STOCK AND OF CLASS A COMMON STOCK OF FRISCO BAY.

        All dollar references in this Schedule 14D-9 are expressed in United States dollars except where otherwise indicated.

Item 2. Identity and Background of Filing Person

  Name and Address of Person filing this Statement.

        The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above.

  Tender Offer of the Purchaser.

        This statement relates to a tender offer by 6181708 Canada Inc., a corporation incorporated under the Canadian Business Corporations Act (the "Purchaser") and an indirect wholly owned subsidiary of The Stanley Works, a Connecticut corporation (the "Parent" or "Stanley"), as disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by the Purchaser and the Parent with the Securities and Exchange Commission on January 30, 2004.

        As described in the Schedule TO, the Purchaser has offered to purchase all of the outstanding Common Shares at a price of $15.25 per share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser's Offers to Purchase and Circular, each dated January 30, 2004 (the "Offers To Purchase"), in the related Letter of Acceptance and Transmittal (the "Letter of Transmittal") and in the related Notice of Guaranteed Delivery (the "Notice of Guaranteed Delivery" which, together with any amendments or supplements thereto, collectively constitute the "Offers"). Simultaneously with the offer to purchase Common Shares, the Purchaser is also offering to purchase all of the outstanding Class A Common Stock, no par value per share (the "Class A Shares" and, together with the Common Shares, the "Shares"), net to the seller in cash, without interest, upon the terms and conditions set forth in the Offers. As of January 19, 2004, there were 799,567 Class A Shares outstanding.

        The Offers are being made pursuant to a Support Agreement, dated January 19, 2004 (the "Support Agreement") by and among the Purchaser, the Parent and the Company. The Offers provide, among other things, that promptly after the consummation of the Offers and satisfaction or waiver of all applicable conditions, the Purchaser intends to acquire the remaining Shares not purchased pursuant to the Offers by way of a statutory compulsory acquisition, or if such procedure is not available or the Purchaser elects not to pursue such procedure, by other means such as a statutory arrangement, amalgamation, capital reorganization or other transaction, in each case for an amount that equals $15.25 per Share, net to the seller in cash. A copy of the Support Agreement is incorporated herein by reference and is summarized in Item 3 of this Schedule 14D-9.

        The authorized capital of the Company consists of an unlimited number of Common Shares, 1,220,610 Class A Shares and an unlimited number of preferred shares, issuable in series (the "Preferred Shares"). The Common Shares and the Class A Shares are identical in all respects, except that the Common Shares carry one vote per share while the Class A Shares carry four votes per share. Except in certain limited circumstances, the Class A Shares convert automatically into Common Shares, on a share for share basis, upon their sale. Such a conversion will occur upon the purchase of the Class A Shares by the Purchaser pursuant to the Class A Shares Offer. Except as otherwise provided for under the Canada Business Corporations Act or any other applicable legislation, the holders of Common Shares and the holders of Class A Shares vote together as one class on all matters submitted to a shareholder vote.

        The outstanding Common Shares are listed and posted for trading on the Nasdaq SmallCap Market.

        As set forth in the Schedule TO, the Purchaser's principal registered office is located at 1170 Invicta Drive, Oakville, Ontario, Canada L6H 6G2 and its telephone number at that location is (902) 825-1981 and the Parent's principal executive offices are located at 1000 Stanley Drive, New Britain, Connecticut 06053 and its telephone number at that location is (860) 225-5111.

        All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, the Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by the Purchaser, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Purchaser to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

        Shareholders should consider the Offers carefully. Shareholders who are in doubt as to how to respond to the Offers should consult with their own investment or other professional advisors. Shareholders are advised that the acceptance of the Offers will have tax consequences and should consult their professional advisors and also see the sections of the Offers To Purchase dated January 30, 2004 in respect of the Offers entitled "Material Canadian Federal Income Tax Considerations" and "Material United States Federal Income Tax Considerations."

Item 3. Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this statement (including the Exhibits and Annexes hereto) there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) the Parent, its executive officers, directors or affiliates.

  Stock Incentive Plan.

        Pursuant to the terms of the Frisco Bay Industries Ltd. Stock Incentive Plan, the Company has granted options or rights to acquire Common Shares ("Options") and stock appreciation rights ("SARs") to directors, officers, employees and consultants of the Company. As at January 19, 2004, the Company had outstanding Options entitling the holders thereof to purchase an aggregate of 233,575

Common Shares at prices ranging from $2.19 to $9.98 per share of Common Share and 900 outstanding SARs entitling the holders thereof to exercise and receive a cash payment (or, at the option of the Company, Common Shares having an equivalent value) representing the difference between the market price at the time of exercise and the base price for the relevant SAR. The relevant base price of such SARs is $1.00.

        Holders of Options and SARs who submit a valid Option Election or SAR Election (each as defined in the Support Agreement) to the Company at least two business days prior to the Expiry Time (as defined in the Offers To Purchase) will be able (contingent on the purchase by the Purchaser of Common Shares pursuant to the offer by the Purchaser to purchase all of the Common Shares of the Company (the "Common Shares Offer") and, in the case of unvested Options, the execution of an agreement allowing the acceleration of such Options) to exercise their Options and SARs immediately prior to the Expiry Time and, in the case of Options, to deposit the Common Shares issuable upon such exercise in the Common Shares Offer. All Option and SAR exercises must be effected through the Company. A holder of an Option who wishes to participate in the Common Shares Offer and a holder of SARs who wishes to exercise such holder's SARs must submit to the Company an Option Election or SAR Election pursuant to which such holder will be deemed, immediately prior to the Expiry Time (and conditioned upon the purchase by the Purchaser of Common Shares pursuant to the Common Shares Offer), to have (i) exercised all of such holder's Options or SARs and (ii) in the case of Options, then deposited the Common Shares issuable upon such exercise pursuant to the Common Shares Offer.

        To the extent permitted by applicable law relating to loans to directors or officers and the Stock Incentive Plan, the Company will advance to each holder of Options who executes and delivers a valid Option Election (other than any director or officer of the Company) the funds necessary for the exercise of such Options. The funds so advanced will be deducted from the amount payable to such holder pursuant to the Offers and will be repaid directly to the Company. The Company, Parent and the Purchaser will take such further actions as may be necessary to accommodate such advancement of funds, exercise, issuance, deposit and payments with respect to each such valid Option Election.

        The Company will pay to each such holder of a SAR in respect of each SAR so exercised an amount in cash equal to $15.25 (being the consideration paid in the Offers) less the exercise price of the SAR. The Company has agreed not to issue any Common Shares in respect of any exercises of SARs. The Company, Parent and the Purchaser will take such further actions as may be necessary to accommodate such exercise and payment with respect to each such valid SAR Election.

        Prior to the commencement of the Offers, the Company took action to (a) authorize the amendment of each agreement pursuant to which Options were granted under the Stock Incentive Plan to provide for the acceleration of the vesting or exercisability of each Option, conditioned on the purchase by the Purchaser of Common Shares pursuant to the Common Shares Offer and (b) determine for purposes of the Stock Incentive Plan that the fair market value of the Common Shares as of the date of exercise of the SARs is equal to $15.25 (being the consideration paid in the Offers). The Company is in the process of taking the necessary steps to amend the relevant Option agreements with each holder of unvested Options. Options not exercised pursuant to any Option Election will remain outstanding, although the Purchaser intends, following completion of the Offers, to take steps to acquire any Common Shares not acquired pursuant to the Offers, including any Common Shares issuable pursuant to the exercise of Options.

  Support Agreement.

        The Support Agreement sets forth the terms and conditions upon and subject to which the Offers are to be made by the Purchaser. The following is a summary of the principal terms of the Support Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9. This summary is not a complete description and is qualified in its entirety by reference to the Support Agreement.

        The Offers.    Parent and the Purchaser agreed to make the Offers on the terms and conditions set forth in the Support Agreement. The Support Agreement provides that, provided all of the conditions to the Offers have been satisfied or waived by the Purchaser, the Purchaser will take up and pay for all Shares deposited under the Offers as soon as reasonably possible and, in any event, not later than three business days following the time at which it becomes entitled to take up such Shares under the Offers pursuant to applicable securities and corporate laws. The obligations of the Purchaser to take up and pay for any Shares deposited under the Offers are subject to the conditions specified in Section 4 of the Offers To Purchase entitled "Conditions of the Offers." The Purchaser has agreed that under no circumstances will it take up and pay for the (i) Class A Shares deposited under the offer by the Purchaser to purchase all of the Class A Shares of the Company (the "Class A Shares Offer") unless it also takes up and pays for the Common Shares deposited under the Common Shares Offer or (ii) Common Shares deposited under the Common Shares Offer unless it also takes up and pays for the Class A Shares deposited under the Class A Shares Offer.

        Support for the Offers.    Subject to the Company's retained ability to receive and respond to bona fide and superior alternative offers pursuant to the Support Agreement, the Company has agreed to take all reasonable action to support the Offers in the manner contemplated by the Support Agreement and use its commercially reasonable efforts to obtain support for the Offers from the holders of the Shares as reasonably requested by the Purchaser. The Company has represented to Parent and the Purchaser that, among other things: (a) its board of directors (the "Board") has received a written opinion from its financial advisor, USBX Advisory Services LLC (the "Financial Advisor"), that the Offers are fair, from a financial point of view, to the holders of the Shares; (b) the Support Agreement and the transactions contemplated by the Support Agreement, including a Subsequent Acquisition Transaction (as defined in the Offers To Purchase), have been approved by the "disinterested directors" of the Company as defined in the articles of the Company; (c) having consulted with its financial and legal advisors and received the recommendations of the special committee of the Board and the fairness opinion of its financial advisor, the Board (i) has determined that the Offers are fair, from a financial point of view, to the holders of the Shares and the Offers are in the best interests of the Company; (ii) has unanimously approved the Offers, the Support Agreement and the transactions contemplated thereby; and (iii) has unanimously resolved to recommend in writing that holders of the Shares accept the Offers; and (d) after reasonable enquiry, the Company and its Board have been advised that all of the directors and senior officers of the Company intend to deposit under the Offers their Shares, including the Shares of which they are the beneficial owners and the Shares issuable on the exercise of all Options held by them to be exercised in the manner contemplated by the Support Agreement.

        Designation of Directors.    The Support Agreement provides that, promptly upon the acquisition by the Purchaser pursuant to the Offers of such number of Shares which carry a majority of the votes attached to the outstanding Shares on the date of acquisition (taking into account the conversion of the Class A Shares deposited under the Class A Shares Offer upon the Purchaser taking up and paying for such Shares), and from time to time thereafter as Shares are acquired by the Purchaser, the Purchaser shall be entitled to designate such number of directors of the Company, rounded up to the next whole number, as is equal to the product of (i) the number of directors on the Board (after giving effect to any increase in the number of directors), and (ii) the percentage that the number of votes attached to Shares owned by the Purchaser bears to the aggregate number of votes attached to all of the Shares outstanding (taking into account the conversion of Class A Shares deposited under the Class A Shares Offer upon the Purchaser taking up and paying for such shares). The Company shall, upon request by the Purchaser, promptly take all commercially reasonable action necessary to so cause the Purchaser's designees to be elected to the Board, including without limitation (i) increasing the size of the Board or (ii) securing the resignation of one or more directors of the Company, commencing with those directors with the longest remaining terms of office, or both; provided, however, that the last director required to resign shall be an Independent Director, as defined in the NASDAQ Marketplace Rules, and the second and third to last directors required to so resign shall be Ronald G. Waxman and Barry E. Katsof, respectively. At such time, the Company shall, if requested by the Purchaser, also take all action necessary to cause persons designated by the Purchaser to constitute at least the same percentage (with the exact number of persons being rounded up to the next whole number) of the members of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company ("Subsidiary" and, collectively, "Subsidiaries"), and (iii) each committee (or similar body) of each such board. The provisions of this paragraph are in addition to and not in limitation of any rights which the Purchaser, Parent or any of their affiliates may otherwise have as a holder or beneficial owner of Shares with respect to the election of directors or otherwise.

        No Adverse Acts.    The parties agreed that, unless expressly permitted by the Support Agreement, none of the Company or its Subsidiaries, nor Parent or the Purchaser, will, directly or indirectly, through any officer, director, employee, advisor, representative, investment banker, agent or otherwise, initiate any act that may in any way adversely affect, or reduce the likelihood of, the successful completion of the Offers.

        Non-Solicitation Obligation of the Company.    The Company has agreed that: (a) the Company and its Subsidiaries shall immediately cease and cause to be terminated any discussions or negotiations (directly or indirectly) with any Person (as defined in the Offers To Purchase) with respect to, any liquidation, dissolution, merger, amalgamation, reorganization, recapitalization, take-over bid, sale of all or substantially all of the assets or enterprise, sale of any equity interest (including any Shares but excluding discussions and negotiations with existing holders of Options or SARs relating to the surrender or exercise thereof in conformity with the Support Agreement) or similar transactions involving the Company or any of its Subsidiaries (an "Acquisition Proposal") or potential Acquisition Proposal; (b) the Company shall not waive or vary any terms or conditions of any confidentiality agreements that it entered into with any Persons that were considering Acquisition Proposals and shall forthwith request the return or destruction of all confidential information as contemplated by those confidentiality agreements and shall use all reasonable efforts to ensure that such requests are honored; and (c) except as permitted by the Support Agreement, none of the Company or its Subsidiaries shall (directly or indirectly, through any officer, director, employee, advisor, representative, investment banker, agent or otherwise) make, solicit, initiate or encourage enquiries or submission of proposals or offers, or participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, or enter into any agreement or understanding concerning, or otherwise co-operate in any way with, or assist or participate in any Acquisition Proposal, or facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

        Ability of the Company to Respond to Bona Fide Acquisition Proposals.    Subject to the Company's compliance with respect to Superior Proposals as discussed below under "—Right to Match a Proposed Agreement," neither the Board nor the Company is prohibited from responding to, participating in any discussions or negotiations with respect to, or providing information (including through any officer or authorized representative) in connection with any unsolicited bona fide written Acquisition Proposal by a third party after the date of the Support Agreement which the Board has determined, acting in good faith (after consultation with its legal and financial advisors and considering any clarifications received from such third party), (i) is reasonably likely to be completed in a timely manner, taking into account all legal, financial and regulatory and other aspects of such proposal, and adequate financing arrangements are or will likely be available, and (ii) would, if consummated in accordance with its terms (but without disregarding any uncertainty of completion), result in a transaction more favorable to the holders of Shares from a financial point of view than the transaction contemplated by the Support Agreement (any such Acquisition Proposal, a "Superior Proposal") and where the Board, in its reasonable belief, concludes that such action is required in order to discharge properly its fiduciary duties. Nothing contained in the Support Agreement will prohibit the Board from, to the extent applicable, complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended.

        Forthwith after the receipt by any of the directors, senior officers or advisors of the Company of any Acquisition Proposal or any request for non-public information relating to the Company or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that informs any member of the Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal, the Company shall provide notice thereof to the Purchaser (which notice shall identify the Person making, or considering making, such Acquisition Proposal and shall set forth the material terms of any Acquisition Proposal received). Such notice shall be provided first orally and then promptly in writing and the Company shall keep the Purchaser informed in reasonable detail of the terms, status and other pertinent details of any such Acquisition Proposal, including such other details of the proposal, enquiry or contact known to the Company as the Purchaser may reasonably request.

        Notwithstanding the provisions of the Support Agreement, in the event that the Board receives a written Acquisition Proposal which it determines, acting in good faith, does not contain sufficient information to allow it to make the determinations required to permit it to respond to an Acquisition Proposal, the Board may request in writing clarification from the party making such Acquisition Proposal solely for the purpose of obtaining such information reasonably necessary for the Board to determine whether such Acquisition Proposal constitutes a Superior Proposal, but without entering into any negotiations with or providing any non-public information to such party. The Company agreed to forthwith provide copies of any such requests to Parent as well as copies of any responses thereto.

        If the Company or its advisors receive a request for material non-public information from a party who has made a bona fide Acquisition Proposal and the Board determines that such Acquisition Proposal is reasonably likely to be completed in a timely manner, taking into account all legal, financial, regulatory and other aspects of such proposal, and would, if consummated in accordance with its terms (but without disregarding any uncertainty of completion), result in a Superior Proposal, then, subject to the provisions set out in "—Right to Match a Proposed Agreement" and "—Break Fee and Damages Payment," and only in such case, the Company may provide such party with access to information regarding the Company, subject to the execution by such party of a confidentiality and standstill agreement which is no less favorable to the Company than the confidentiality agreement between the Financial Advisor, on behalf of the Company, and a subsidiary of the Parent; provided that the Company sends a copy of any such confidentiality and standstill agreement to Parent promptly upon its execution and Parent is provided with a list of or copies of the information provided to such Persons and immediately provided with access to similar information to which such Person was provided.

        Right to Match a Proposed Agreement.    Notwithstanding any other provision of the Support Agreement, the Company shall not:

  (a)
  except for the request of the Board for additional information necessary to allow it to make the determinations necessary to permit it to respond to an Acquisition Proposal, referred to in "—Ability of the Company to Respond to Bona Fide Acquisition Proposals," respond to, participate in any discussions or negotiations with respect to, or provide information in connection with any Acquisition Proposal;

  (b)
  withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Parent or the Purchaser, the approval of the Support Agreement or the transactions contemplated thereby or the recommendations of the Board referred to in "—Support for the Offers" in connection with an Acquisition Proposal;

  (c)
  approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

  (d)
  enter into any letter of intent, agreement in principle, acquisition agreement, support agreement or other similar agreement related to any Acquisition Proposal (each, a "Proposed Agreement");

unless, in each case, the Acquisition Proposal is a Superior Proposal and a period of at least five business days has elapsed following the delivery to the Purchaser of written notice of the determination by the Board that the Acquisition Proposal constitutes a Superior Proposal, along with a copy of the Acquisition Proposal, request for non-public information and/or Proposed Agreement, as the case may be. During such five business day period, the Company shall provide the Purchaser with such information as may be reasonably required by the Purchaser to make such adjustments in the terms and conditions of the Offers as would allow the Purchaser to proceed with the Offers on such adjusted terms and the Company will engage with the Purchaser in good faith negotiations relating thereto. The Purchaser shall have the opportunity but not the obligation to offer to so amend the terms of the Support Agreement and the Offers. Within two business days following the end of such five business day period, the Board shall review any offer by the Purchaser to amend the terms of the Support Agreement and the Offers to determine, acting in good faith and in accordance with its fiduciary duties, whether the Purchaser's amended Offers would be at least as favorable to the holders of Shares as the Acquisition Proposal provided for in the Proposed Agreement. If the Board so determines, the Company will enter into an amended agreement with the Purchaser reflecting the amended Offers. If the Board continues to believe, acting in good faith and in accordance with its fiduciary duties, that the Acquisition Proposal continues to be a Superior Proposal and therefore rejects the amended Offers, then the Company and the Board, as the case may be, shall be entitled to proceed with the applicable action set out in (a), (b), (c) or (d) above, provided, however, that it has determined, in its reasonable belief, that such action is required in order to discharge properly its fiduciary duties and the amount of any payment required to be paid by the Company as a result of such action shall have first been paid in full. If the Purchaser does not offer to increase the consideration under the Support Agreement or otherwise amend the Support Agreement and the Offers within such five business day period, the Company and the Board, as the case may be, will be entitled to proceed with the applicable action set out in (a), (b), (c) or (d) above if, in the opinion of the Board, acting in good faith, the failure to do so would be inconsistent with the discharge of their fiduciary duties under applicable law, provided that the amount of any payment required to be paid by the Company as a result of such action shall have first been paid in full. Each successive material modification of any Acquisition Proposal, request for non-public information, or Proposed Agreement shall constitute a new Acquisition Proposal for purposes of the requirements of the Support Agreement, initiating an additional five business day notice period.

        Termination of the Support Agreement.    The provisions of the Support Agreement may be terminated at any time in any of the following circumstances:

  (a)
  by agreement in writing executed by Parent, the Purchaser and the Company;

  (b)
  by Parent or the Purchaser (i) at the time the Purchaser is required to mail the Offers, if the conditions to mailing the Offers have not been satisfied and have not been waived by the Purchaser (except where the failure of such conditions to be satisfied has resulted primarily from the breach by Parent or the Purchaser of the Support Agreement); or (ii) at any time, (A) if the Company shall not have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by the Company at or prior to such time, or (B) if any of the representations and warranties of the Company contained in the Support Agreement shall have been, at the time the Support Agreement was entered into or at any time thereafter, untrue or incorrect, except in the case of clause (B) as would not have a Material Adverse Effect (as defined in the Offers To Purchase) or have a material and adverse effect on the completion of the Offers, provided that in the case of clause (i) where the conditions not met are those relating to circumstances as a result of which the conditions to the Offers are, or are likely to be, incapable of being satisfied, a Material Adverse Effect or the truth of representations and warranties and the performance of covenants, or in the case of clause (ii), a period of 10 days shall have elapsed from the date the Purchaser shall have delivered written notice to the Company of such failure of the condition to be satisfied and the failure of the condition or failure to observe or perform its covenants or breach of its representations and warranties has not been cured by the close of business on the 10th day following such notice (with the Purchaser having extended the Offers, if necessary, to allow for such 10 day cure periods to expire);

  (c)
  by the Company,

  (i)
  if the Purchaser has not mailed documents relating to the Offers to holders of Shares within the time contemplated in the Support Agreement (other than primarily as a result of any act of the Company or breach by the Company of any of its obligations under the Support Agreement or because any of the conditions to mailing the Offers (other than the condition regarding the receipt of all regulatory approvals) were not satisfied or waived);

  (ii)
  if the Purchaser has not mailed documents relating to the Offers to holders of the Shares by March 30, 2004 (other than primarily as a result of any act of the Company or breach by the Company of any of its obligations);

  (iii)
  at any time, (A) if either of Parent or the Purchaser shall not have observed and performed its covenants in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by it at or prior to such time, or (B) if any of the representations and warranties of either of Parent or the Purchaser contained in the Support Agreement shall have been, at the time the Support Agreement was entered into or at any time thereafter, untrue or incorrect, except in the case of clause (B) as would not reasonably be expected to have a material and adverse effect on the completion of the Offers, provided that in the case of (A) and (B), a period of 10 days shall have elapsed from the date the Company shall have delivered written notice to Parent and the Purchaser of the failure to observe or perform such covenants or the breach of its representations or warranties and such failure or breach of its representations or warranties has not been cured by Parent or the Purchaser by the close of business on the 10th day following such notice;

  (iv)
  if Shares validly deposited under law and not withdrawn from the Offers have not been taken up and paid for prior to the close of business on the 90th day following the later of mailing of the documents relating to the Offers to holders of Shares and mailing of the last amendment to the Offers To Purchase (other than an amendment consisting of an extension or condition waiver), unless the failure of the Purchaser to take up and pay for the Shares arises primarily as a result of the breach by the Company of any covenant or obligation under the Support Agreement or as a result of any representation or warranty of the Company in the Support Agreement being untrue or incorrect; and provided, for certainty, that if the Purchaser's take up and payment for Shares deposited under the Offers is delayed by (A) an injunction or order made by a court or regulatory authority of competent jurisdiction or (B) the Purchaser or the Company not having obtained any regulatory waiver, consent or approval which is necessary to permit the Purchaser to take up and pay for Shares deposited under the Offers, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by the Company pursuant to such provision until the earlier of (x) 150 days after the Offers are commenced and (y) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; provided, however, that the time periods set out in this section (c)(iv) shall be extended by the period, if any, by which the Offers are required to be extended to allow any applicable cure periods to expire;

    (v)
    (A) the Board has received a Superior Proposal, (B) the Company has notified the Purchaser in writing of the existence of a Superior Proposal in accordance with the Support Agreement, (C) following receipt by the Purchaser of the notice referred to in "—Right to Match a Proposed Agreement" and a copy of the Superior Proposal, a period of at least five business days has elapsed, (D) taking into account any revised proposal made by the Purchaser since receipt of the notice referred to in "—Right to Match a Proposed Agreement," such Superior Proposal remains a Superior Proposal, and (E) the Company has tendered payment of the Break Fee to the Purchaser or its designee; or

    (vi)
    if the Offers expire or are withdrawn (except where such expiry or withdrawal has resulted primarily from a breach by the Company of its obligations under the Support Agreement), provided that any Break Fee payable pursuant to the Support Agreement has been paid to the Purchaser or its designee;

  (d)
  by the Parent or the Purchaser if the Minimum Condition is not satisfied or waived or any other condition of the Offers is not satisfied or waived at the Expiry Time (except where the failure of such conditions to be satisfied has resulted primarily from a breach by Parent or the Purchaser of its obligations thereunder) and the Purchaser has not elected to waive such condition or extend the Offers, provided that (i) if Parent or the Purchaser is terminating the Support Agreement on account of the failure of the condition relating to a moratorium on commercial banking activities or suspension of payments in respect of banks or credit providers to have been satisfied, the Expiry Time shall have been extended for a period of 10 days and such condition shall not, at the close of business on the 10th day following such Expiry Time, have been satisfied, or (ii) if Parent or the Purchaser is terminating the Support Agreement on account of the failure of the condition relating to a Material Adverse Effect or truth of the Company's representations and warranties or performance of the Company's covenants, the Expiry Time shall have been extended for such period of time as may be required to allow a period of 10 days to elapse from the date the Purchaser shall have delivered written notice to the Company of the Material Adverse Effect, and/or such failure to observe or perform the covenants or breach of representation or warranty (as the case may be) and such Material Adverse Effect, failure and/or breach, shall not have been cured by the Company by the close of business on the 10th day following such notice;

  (e)
  by Parent or the Purchaser if any Triggering Event (as defined in "—Break Fee and Damages Payment") shall have occurred;

  (f)
  by Parent or the Purchaser if there shall have occurred any Material Adverse Effect; provided that a period of 10 days shall have elapsed from the date the Purchaser shall have delivered written notice to the Company of the Material Adverse Effect and such Material Adverse Effect shall not have been cured by the close of business on the 10th day following such notice (with the Purchaser having extended the Offers, if necessary, to allow for such 10 day cure period to expire);

  (g)
  by Parent, the Purchaser or the Company if a Governmental Entity (as defined in the Offers To Purchase) shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Offers and such order, decree, ruling or other action shall have become final and non-appealable (provided that the party seeking termination has used commercially reasonable efforts to oppose, lift or rescind any such order, decree, ruling or other action); or

  (h)
  by Parent, the Purchaser or the Company if any law comes into force that has the effect of permanently enjoining or otherwise prohibiting the consummation of the Offers.

        For greater certainty, each of the foregoing termination events is independent of and in addition to each other termination event and may be asserted irrespective of whether any other such termination event may be asserted in connection with any particular event, occurrence or state of facts or otherwise.

        Break Fee and Damages Payment.    A break fee will be payable to the Purchaser as provided below in the following circumstances:

  (a)
  The Purchaser does not make or withdraws the Offers or elects not to take up and pay for any Shares deposited under the Offers, or the Support Agreement is terminated by the Purchaser, as a result of any one of the following (each, a "Triggering Event"):

  (i)
  prior to the earlier of (A) termination of the Support Agreement and (B) the appointment or election to the Board of Persons designated by the Purchaser who represent a majority of the Board (the "Transition Date"), the Board withdraws or modifies, or proposes publicly to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval of the Support Agreement or the transactions contemplated thereby or the recommendations of the Board referred to in "—Support for the Offers" or resolves to do so or recommends or proposes publicly to recommend that holders of Shares vote in favor of another transaction; or

  (ii)
  prior to the Transition Date, the Board shall have failed to reaffirm by press release within two business days its recommendation to holders of Shares that they deposit under the Offers (or, if the Offers are scheduled to expire within such two business days, prior to the scheduled expiry of the Offers) after the public announcement or commencement of any Acquisition Proposal; or

  (iii)
  the Board recommends or approves or proposes publicly to approve or recommend any Acquisition Proposal; or

  (iv)
  the Company enters into a Proposed Agreement; or

  (v)
  the Company breaches in any material respect its obligations referred to in "—Non-Solicitation Obligation of the Company," "—Ability of the Company to Respond to Bona Fide Acquisition Proposals" or "—Right to Match a Proposed Agreement"; or

  (vi)
  an Acquisition Proposal shall have been made and (A) taking into account any revised proposal made by the Purchaser since receipt of a notice from the Company of the existence of a Superior Proposal in accordance with the Support Agreement, such Superior Proposal remains a Superior Proposal, or (B) the Purchaser determines not to make a revised proposal following receipt of a notice from the Company of the existence of a Superior Proposal;

  (b)
  the Company shall have given notice of termination under clause (c)(v) referred to in "—Termination of the Support Agreement"; or

  (c)
  an Acquisition Proposal is publicly announced, proposed, offered or made to the holders of Shares or to the Company prior to the Expiry Time, the Offers have expired and have not been consummated by reason of the Minimum Condition not being satisfied and an Acquisition Proposal, with or without amendment, is thereafter completed within 12 months of the termination of the Support Agreement, in which event, the Company shall forthwith after such event pay to the Purchaser, by way of certified check or wire transfer of immediately available funds, an amount equal to $916,568, being approximately 2% of the amount on the date of the Support Agreement that would be paid by the Purchaser to acquire all of the Shares pursuant to the completion of the Offers (the "Break Fee").

        For greater certainty, the Company shall not be obligated to make more than one payment in the circumstances referred to above if one or more of the events specified therein occurs.

        Upon receipt of the Break Fee, if the Support Agreement has not already been terminated, the Purchaser will be required to terminate the Support Agreement forthwith. Notwithstanding the foregoing, unless the Company has the right to terminate the Support Agreement for the reasons described in clauses (c), (g) or (h) under "—Termination of the Support Agreement," the Purchaser has the option not to accept the Break Fee and return it to the Company, in which case the Purchaser will not be obligated to terminate the Support Agreement.

        In the event that the Purchaser terminates the Support Agreement on account of the Company's failure to perform its covenants in the Support Agreement in all material respects or the occurrence of a Material Adverse Effect as a result of the failure of the Company's representations and warranties to remain true and correct, the Company shall pay the Purchaser an amount equal to $1,374,852, being approximately 3% of the amount on the date of the Support Agreement that would be paid by the Purchaser to acquire all of the Shares pursuant to the completion of the Offers (the "Damages Payment").

        If the Break Fee is paid, the Damages Payment will not be required to be paid, and if the Damages Payment has been paid, the Break Fee will not be required to be paid. In addition, if either of the Break Fee or Damages Payment are paid, such payment will constitute the sole and exclusive remedy and recourse of the Purchaser and the Parent with respect to the non-completion of the Offers and neither the Purchaser nor the Parent will be entitled to seek specific performance of the Support Agreement or any provision therein, except in either case in the event of a willful breach or intentional or gross fault by the Company.

        Expense Reimbursement.    Except for the obligations of the Company relating to the payment of the Break Fee and the Damages Payment, each of the Purchaser, Parent and the Company has agreed to pay its own expenses incurred in connection with the Support Agreement, the completion of the transactions contemplated thereby and/or the termination of the Support Agreement, irrespective of the completion of the transactions contemplated by the Support Agreement.

        Conduct of Business by the Company.    The Company has agreed that, prior to the Transition Date, unless the Purchaser or Parent otherwise agree in writing or except as otherwise expressly contemplated or permitted by the Support Agreement, the Company and its Subsidiaries shall each conduct its businesses in the ordinary and regular course of business consistent with past practice and in compliance with applicable laws. The Company has agreed that it will not and will cause each of its Subsidiaries not to take certain actions, including certain actions relating to the issuance of securities or the sale of assets, amendment of organizational documents, distributions by the Company, redemption of securities, reduction of stated capital, acquisition of assets, capital expenditures, incurrence of indebtedness, reorganization or liquidation events, the release, waiver or change of rights or claims, the entry into or modification of certain types of material or certain other contracts or employment or collective bargaining agreements, commencing or settling certain types of litigation, certain hiring or adoption of benefit plans, rendering any representation or warranty in the Support Agreement untrue, reduction of goodwill, insurance contracts, non-payment of taxes and non-filing of tax returns.

        Representations and Warranties of the Company.    The Company made certain customary representations and warranties to Parent and the Purchaser with respect to, among other things: (a) its organization and qualification; (b) its capitalization; (c) the absence of a rights plan; (d) its Subsidiaries; (e) its corporate authority and the enforceability of the Support Agreement; (f) the consents required for the Company to consummate its obligations under the Support Agreement; (g) its public filings; (h) its financial statements; (i) its internal controls; (j) information contained in certain public documents; (k) the business combination provisions of its articles; (l) the Company's and its Subsidiaries' reporting issuer status; (m) the absence of certain changes or events; (n) its assets and properties; (o) brokers in connection with the Offers; (p) the fact that there have been no defaults; (q) employment matters; (r) the absence of undisclosed liabilities; (s) its books and records; (t) litigation; (u) environmental matters; (v) insurance; (w) non-arm's length transactions; (x) its intellectual property rights; (y) tax matters; (z) third party guarantees; (aa) its pension and benefit plans; (bb) its properties; (cc) material contracts; (dd) compliance with laws; (ee) compliance with privacy legislation; (ff) regulation by the Office of Foreign Assets Control of the United States Department of the Treasury; (gg) the Investment Canada Act; and (hh) its book value and gross revenues for proposes of the Competition Act (Canada). The representations and warranties of the Company will not survive the taking up and payment for the Shares under the Offers.

        Representations and Warranties of the Purchaser and Parent.    The Purchaser and Parent have jointly and severally (solidarily) made certain customary representations and warranties to the Company as to: (a) their organization and qualification; (b) their corporate authority and the enforceability of the Support Agreement and the Lock-Up Agreement; (c) the consents required by them to consummate their obligations under the Support Agreement; (d) litigation; (e) the adequacy of financing arrangements for the purposes of effecting payment for the Shares; (f) ownership of the Company's stock; (g) information contained in certain public documents; (h) the Investment Canada Act; and (i) Parent's book value and gross revenues in Canada for purposes of the Competition Act (Canada).

        Modification or Waiver of Terms of Offers.    The Support Agreement provides that the Purchaser, in its sole discretion, may modify or waive any term or condition of the Offers; provided that the Purchaser shall not, without the prior written consent of the Company, (a) increase the Minimum Condition, (b) decrease the consideration paid under the Offers, (c) change the form of consideration paid under the Offers (other than to add additional consideration), (d) decrease the percentage of Shares in respect of which the Offers are made as set out in the Support Agreement, (e) impose additional conditions to the Offers (other than to add a condition in respect of approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the event that the consideration paid under the Offers is increased such that such approval would be required in connection with the Offers), or (f) otherwise vary the Offers (or any terms or conditions thereof) in a manner which is materially adverse to the holders of Shares (it being understood that an extension of the Offers or a permitted waiver of any condition thereto will not be considered to be materially adverse to the holders of Shares).

        Extension of Expiry Time.    If any one or more of the conditions to the Offers relating to the existence of a Material Adverse Effect, a moratorium on commercial banking activities or suspension of payments in respect of banks or credit providers or the failure of the Company to perform its covenants or the inaccuracy of the Company's representations or warranties has not been satisfied or waived by the Purchaser as of the Expiry Time but all other conditions to the Offers have been satisfied or waived, then the Purchaser has agreed to extend the Expiry Time for the applicable cure period as set forth below. These obligations of the Purchaser are without prejudice to its other rights and remedies under the Support Agreement, including its right to terminate the Support Agreement on bases other than the failure of the conditions giving rise to such obligations to extend the Expiry Time. The applicable cure period means, in the case of a failure of the condition relating to a moratorium on commercial banking activities or suspension of payments in respect of banks or credit providers, 10 days from the Expiry Time and, in the case of a failure of the other conditions referred to above, such period as is necessary to allow the cure periods described in clauses (b), (d) and (f) of "—Termination of the Support Agreement," above, to expire.

        Indemnification; Directors' and Officers' Insurance.    In the Support Agreement, the Purchaser agreed that from and after the Transition Date until six years after such date, it will cause the Company or any successor Person to the Company to (a) not amend or modify the provisions with respect to indemnification by the Company set forth in the constituting documents and by-laws of the Company, in indemnity agreements and elsewhere as in effect on the date of the Support Agreement (true, correct and complete copies of which have been provided to the Purchaser) in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Transition Date were directors or officers of the Company ("Former Directors and Officers") in respect of actions or omissions occurring at or prior to the Transition Date, unless such modification is required by law and (b) maintain the Company's current directors' and officers' insurance policy (a true, correct and complete copy of which has been provided to the Purchaser) or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in such policy, for all Former Directors and Officers, covering claims made prior to, on or within six years after the Transition Date and in respect of acts or omissions occurring at or prior to the Transition Date.

  Lock-Up Agreement.

        On January 19, 2004, Parent, the Purchaser and each of 92324 Canada Ltd., 2798107 Canada Inc., Barry E. Katsof, 126909 Canada Inc., Ronald G. Waxman and Ernie Harty (the "Class A Holders") and each of Brahm Gelfand, Robert Gagnon and Dominique Mimeault (the "Selling Directors and Officers," and together with the Class A Holders, the "Locked-Up Holders") entered into a lock-up agreement (the "Lock-Up Agreement") pursuant to which the Class A Holders and Selling Directors and Officers agreed to support the Offers and to deposit or cause to be deposited a total of 799,567 Class A Shares owned or controlled by them and 90,500 Common Shares owned or controlled by them, 88,500 of which are issuable upon the exercise of Options held by them.

        As a group, the Locked-Up Holders have agreed to deposit or cause to be deposited Shares, representing 100% of the outstanding Class A Shares and approximately 30% (calculated on a fully diluted basis) of the outstanding Common Shares (giving effect to the conversion of the Class A Shares deposited under the Class A Shares Offer) (collectively, the "Locked-Up Shares").

        The following is a summary of the principal terms of the Lock-Up Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9. This summary is not a complete description and is qualified in its entirety by reference to the Lock-Up Agreement.

        Agreement to Deposit.    The Locked-Up Holders have agreed to accept irrevocably and unconditionally the Offers and within five business days of the mailing of the Offers To Purchase, deposit the Locked-Up Shares under the Offers and thereafter not withdraw such Shares unless expressly permitted by the Lock-Up Agreement. A condition of the obligation of the Locked-Up Holders to deposit their Shares is that the Purchaser shall have made the Offers in accordance with the provisions of the Support Agreement (subject to any amendments or waivers agreed to by the Company).

        Termination.    The Lock-Up Agreement may be terminated (i) at any time by mutual written consent of the parties; or (ii) upon the Transition Date, provided that the Locked-Up Holders shall not be released from their obligations under the Lock-Up Agreement unless and until, to the extent payable, the Break Fee or the Damages Payment has been paid in full to the Purchaser pursuant to the Support Agreement. Upon termination of the Lock-Up Agreement the Lock-Up Agreement shall be of no further force or effect and there shall be no liability or further obligation on the part of any party thereto with respect to any other party thereto, except for liabilities and obligations arising from (a) certain sections of the Lock-Up Agreement that survive the termination of the Lock-Up Agreement (e.g., indemnification and payment of costs of advisors), (b) fraud, willful breach, or intentional or gross fault, (c) any breach by Parent or the Purchaser of any representation, warranty or covenant contained in the Lock-Up Agreement that does not survive the termination of the Lock-Up Agreement, or (d) the ability of any of the Locked-Up Holders, Parent or the Purchaser to seek specific performance of the Lock-Up Agreement or any provision therein.

        Notwithstanding anything contained in the Lock-Up Agreement, if the Purchaser or Parent receives the Break Fee or the Damages Payment, such payment will constitute the sole and exclusive remedy and recourse of the Purchaser and Parent against the Company and the Locked-Up Holders and, for greater certainty, the Locked-Up Holders shall have no further liabilities or obligations whatsoever pursuant to the Lock-Up Agreement, except in respect of fraud, willful breach, or intentional or gross fault.

        Covenants of Locked-Up Holders.    Each Locked-Up Holder has agreed that, during the period commencing on the date of the Lock-Up Agreement and continuing until the earlier of: (a) the time at which both Offers have expired or been terminated (subject to any extensions) and (b) the withdrawal of the Locked-Up Shares held by such holder from the Offers as permitted by the Lock-Up Agreement, each such holder will:

  (i)
  support the Offers and use commercially reasonable efforts to comply with any reasonable request to assist Parent, the Purchaser and the Company in connection with their efforts to complete the Offers and the transactions contemplated thereunder;

  (ii)
  use commercially reasonable efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained by such holder under any applicable law with respect to the Lock-Up Agreement, the Offers or the transactions contemplated thereunder;

  (iii)
  use commercially reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting such holder's ability to consummate the transactions contemplated by the Lock-Up Agreement or by the Offers;

  (iv)
  use commercially reasonable efforts to fulfill all conditions and satisfy all provisions of the Lock-Up Agreement and the Offers applicable to such holder;

  (v)
  not take or authorize or permit any investment banker, financial advisor, attorney, accountant or any other representative retained by the holder to take any action of any kind primarily directed to preventing, delaying or adversely affecting the success of the Offers or the purchase of any Shares under the Offers or the completion of the Offers;

  (vi)
  exercise the voting rights attaching to the Locked-Up Shares and otherwise use the holder's commercially reasonable efforts to oppose any proposed action by the Company, its holders of Shares, any of its Subsidiaries or any other Person in respect of any Acquisition Proposal (other than the Offers or the exercise of Options or SARs) or transaction or step subject to the non-solicitation covenant of such agreement that might reasonably be regarded as being primarily directed towards preventing or delaying the take-up and payment for the Shares deposited under the Offers or the successful completion of the Offers, or that would reasonably be expected to result in a Material Adverse Effect or would reasonably be expected to make it inadvisable for Parent or the Purchaser to proceed with the Offers or the transactions contemplated thereunder;

  (vii)
  immediately cease and cause to be terminated any discussions or negotiations with any other Person (other than the Parent and the Purchaser) with respect to any Acquisition Proposal and not make, solicit, initiate or encourage enquiries or submission of an Acquisition Proposal or furnish to any other Person any information with respect to, or enter into any agreement or understanding concerning or otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing; provided that any such holder who is a director, officer or employee of the

    Company or any of its Subsidiaries shall not be prevented from doing any act or thing that such holder properly is obligated to do in such capacity, including responding in such holder's capacity as a director to any unsolicited bona fide Acquisition Proposal;

  (viii)
  notify the Purchaser if it becomes aware of an Acquisition Proposal;

  (ix)
  not sell, transfer, pledge, encumber, grant an encumbrance in or over, hypothecate or otherwise convey or grant an option over any Locked-Up Shares;

  (x)
  not grant or permit to be granted any proxy or other right to the Locked-Up Shares;

  (xi)
  maintain the confidentiality of the existence of the Lock-Up Agreement prior to public announcement, except as required by applicable law;

  (xii)
  not purchase or obtain any additional Shares or other securities of the Company or its Subsidiaries;

  (xiii)
  not do indirectly anything which it may not do directly pursuant to any of the foregoing;

  (xiv)
  if such Locked-up Holder is Barry E. Katsof or Ronald G. Waxman, enter into a non-competition agreement with the Company; or

  (xv)
  in certain circumstances, if so requested by the Purchaser, resign as a director of the Company and its Subsidiaries.

        Representations and Warranties of Locked-Up Holders.    Each Locked-Up Holder has made certain representations and warranties to each of the Parent and the Purchaser with respect to, among other things: (a) if a corporation, valid existence as a corporation, corporate power, authority and authorization and, otherwise, capacity and authority; (b) due execution and enforceability of the Lock-Up Agreement; (c) that the execution and delivery by such holder will not result in a breach of the constituent documents of the holder (if applicable), any agreement to which such holder is a party or by which such holder's property or assets are bound, any judgment, decree, order or award, or any applicable law; (d) ownership by such holder of the Locked-Up Shares and the right of such holder to dispose of the Locked-Up Shares; (e) that no Person (other than Parent and the Purchaser) has any interest or option to acquire the Locked-Up Shares of such holder; (f) that such holder has not granted or agreed to grant any proxy, power of attorney, agency or other right to vote in respect of the Locked-Up Shares of such holder; (g) that the holder does not own any securities of the Company other than the Locked-Up Shares of such holder and, where applicable, stock options; (h) the absence of claims pending against or involving the holder that would reasonably be expected to prevent, impair or delay the ability of the holder to perform its obligations under the Lock-Up Agreement; (i) that the holder is not a non-resident of Canada for Canadian tax purposes; (j) that the holder does not have any undisclosed indebtedness, liability or obligation to the Company or its Subsidiaries or any claims against them and that the Company and its Subsidiaries are not indebted or obligated to the holder; and (k) certain representations relating to the holding companies through which the holder holds Locked-Up Shares. Except as to representations and warranties relating to title, the representations and warranties of the Locked-Up Holders terminate on the latest date on which the Purchaser takes up and pays for Locked-Up Shares under the Offers. On January 29, 2004, Ronald G. Waxman, Barry E. Katsof, 92324 Canada Ltd. and 126909 Canada Inc. entered into a letter agreement with the Parent and the Purchaser (the "Confirmatory Letter") confirming representations contained in the Lock-Up Agreement and providing for indemnities relating to title to the Shares in favor of the Parent and the Purchaser.

        Representations and Warranties of the Purchaser and the Parent.    The Purchaser and the Parent have jointly and severally (solidarily) made certain customary representations and warranties to the Locked-Up Holders relating to: (a) their organization and qualification; (b) their corporate authority and the due execution and enforceability of the Support Agreement and the Lock-Up Agreement;

(c) the consents required by them to consummate their obligations under the Support Agreement; (d) litigation; (e) the adequacy of financing arrangements for the purposes of effecting payment for the Shares; (f) ownership of the Company's stock; (g) information contained in certain public documents; (h) the Investment Canada Act; and (i) Parent's book value and gross revenues in Canada for purposes of the Competition Act.

  Employment Agreements and Stay-Put Bonuses.

        On October 20, 1993, the Company entered into employment agreements with Barry E. Katsof and Ronald G. Waxman (the "Executives"). From time to time, between October 20, 1993 and May 1, 2003, the employment agreements were amended (as amended, the "Existing Employment Agreements") in a number of respects. The Existing Employment Agreements have substantially similar material terms and conditions, as described below.

  •
  The Existing Employment Agreements appoint Mr. Katsof as Chairman of the Board and Chief Executive Officer and Mr. Waxman as Vice-Chairman and Chief Operating Officer.

  •
  The Executives will serve the Company for a three-year term ending April 30, 2006, unless terminated prior to the end of the Term as provided in the Existing Employment Agreements (the "Existing Term").

  •
  The Executives are entitled to an annual salary of Cdn$350,000 for the period from May 1, 2003 through April 30, 2006, and thereafter to an increase to this salary by the amount equal to the product obtained by multiplying the salary in the immediately preceding year by the percentage increase in the Consumer Price Index All Items for Regional Cities (Montreal) published by Statistics Canada, for the immediately preceding year. In addition, each Executive is entitled to paid vacation, health benefits and an allowance to lease an automobile suitable to his position and to cover the expenses in connection therewith.

  •
  The Executives are entitled to such bonuses as the Compensation Committee of the Company determines in its sole discretion, taking in account (among other factors) the Executives' overall compensation for the year.

  •
  If an Executive dies during the Existing Term, his Existing Employment Agreement will terminate. For a period of three years from the date of his death, the Executive's widow will be entitled to receive a death benefit (the "Death Benefit") equal to the Executive's annual compensation paid during the fiscal year of the Company immediately preceding his death. This benefit will be paid in equal, bi-weekly installments. If the Executive's wife is also deceased at the time of his death, the benefit will pass to the children of the Executive. If the Executive's wife dies during the three year period following the Executive's death, the benefit will continue to be paid to the Executive's children in equal shares.

  •
  The Company may terminate the Existing Term of the Executives' employment for cause at any time by written notice.

  •
  The Company may, in its sole discretion, terminate the Existing Term of the Executives' employment other than for cause, upon the provision of two months' written notice, and the payment of an indemnity reasonable in the circumstances in accordance with current practice in the Province of Quebec.

        On January 19, 2004, the Company entered into amended and restated employment agreements (the "Restated Employment Agreements") with the Executives, providing for substantially the same terms as set forth in the Existing Employment Agreements, except for certain modifications discussed below. The Restated Employment Agreements set forth the terms of the continued employment of the Executives with the Company following the date on which the Purchaser takes up and pays for the Shares. The Company's obligations under the Restated Employment Agreements are contingent upon the Purchaser taking up and paying for the Shares. Changes effected by the Restated Employment Agreements are described below.

  •
  The Restated Employment Agreements appoint Mr. Katsof as Director of Business Development and Integration of Stanley Security Solutions Canada and Mr. Waxman as General Manager of Stanley Security Solutions Canada.

  •
  The term of the Restated Employment Agreements will commence on the date the Purchaser takes up and pays for the Shares and will end on third anniversary of such date, unless otherwise terminated prior to the end of the new term as provided in the Restated Employment Agreements (the "New Term").

  •
  The Executives are entitled to an annual base salary of Cdn$350,000, without any further automatic increase which is equal to the Executives' base salary for May 1, 2003 through April 30, 2004 under the Existing Employment Agreements.

  •
  The Executives will receive a fixed, rather than discretionary, annual incentive bonus in an amount not to exceed Cdn$150,000 per year. The incentive bonus is payable monthly and is computed by multiplying Cdn$0.015 times the number of ATM transactions effected by the Company during the relevant calendar month. The incentive bonus received by the Executives under the Existing Employment Agreements during the fiscal year ended January 31, 2003 was Cdn$150,000. The Board has declared an incentive bonus of Cdn$200,000 to be paid to each of the Executives for the fiscal year ending January 31, 2004.

  •
  If an Executive is terminated for cause, he will be entitled to his base salary and incentive bonus due up to the date of termination.

  •
  If an Executive is terminated other than for cause, he will be entitled to (1) his base salary and incentive bonus due up to the date of termination plus (2) a lump sum payment in cash equal to the remainder of the total base salary and maximum incentive bonuses that the Executive would have received had he continued in the Company's employ through the end of the New Term (the "Contract Payment"). An Executive's maximum Contract Payment would be equal to (a) Cdn$1,500,000 minus (b) the total base salary and incentive bonus payments previously paid to the Executive in respect of periods prior to the date of termination. Payments made under this paragraph are considered by the Executives and the Company to be an indemnity reasonable in the circumstances of termination of the Executives in accordance with current practice in the Province of Quebec.

  •
  If an Executive dies during the New Term, the Executive's widow is entitled to receive, as a death benefit, an amount equal to the Contract Payment. If the Executive's wife is also deceased at the time of his death, the children of the Executive will be entitled to the Contract Payment.

  •
  Subject to customary exceptions, the Executives agree to keep secret and retain in strictest confidence all confidential information and further agree not to use or exploit any such confidential information for their benefit.

  •
  Under the terms of the Restated Employment Agreements and pursuant to a separate Non-Competition Agreement between each Executive and the Parent, each Executive also has agreed, among other things, that he will not, for a period of 2 years from the date on which he last performs services for the Company or any of its affiliates, engage, directly or indirectly, in the United States and Canada, in the manufacture, distribution, supply, sale, design, development, marketing or installation of financial transaction processing, automated teller machines, computerized time management or security systems and products (including integrated security solutions and systems) or provide service and support for any such products or systems.

  •
  For the same period, the Executives may not, whether for their own account or for the account of any other Person, intentionally solicit, endeavor to entice away from the Company, or otherwise interfere with the relationship of the Company with, any Person who, to the knowledge of the Executives, is employed by or otherwise engaged to perform services for the Company or a client of the Company.

        In connection with the Restated Employment Agreements, the Company, Parent, the Purchaser and each of the Executives have entered into a letter agreement (the "Letter Agreement"). Promptly following the making of the Offers, the Purchaser will apply to the applicable Canadian securities regulatory authorities for Section 145 Approval and the Letter Agreement provides that if the Section 145 Approval has not been obtained prior to 15 days prior to the Expiry Time, or at such later date as the Executives and the Company may agree (the "Section 145 Modification Deadline"), the Executives and the Company agree to negotiate in good faith such changes to the Restated Employment Agreements as may be appropriate and mutually acceptable and that would result in the Section 145 Approval being obtained and are otherwise satisfactory to the Parent acting reasonably (the "Additional Section 145 Modifications"). If (a) the parties are unable to negotiate changes to the Restated Employment Agreements to effect Additional Modifications prior to the date which is one business day prior to the Expiry Time or (b) the Purchaser does not take up or pay for the Shares pursuant to the Offers, then the amendments effected by the Restated Employment Agreements (other than the terms and conditions related to the Executives' obligation not to compete) will be of no further force and effect and the Existing Employment Agreements will continue in full force and effect. The Purchaser currently anticipates that Q-27 Approval will not be required. However, in the event that the Purchaser determines, in its sole discretion, on or prior to the Expiry Time, that Q-27 Approval is necessary in order for the Minimum Condition to be satisfied, and it applies to the Quebec Securities Commission and extends the Offers, if necessary, such that the Expiry Time is not less than eleven (11) business days following the date of application for such Q-27 Approval, in which event, if Q-27 Approval shall not have been obtained prior to the date that is three (3) business days prior to the Expiry Time or such later date as the parties may agree (the "Q-27 Modification Deadline"), the Executives and the Company agree to negotiate in good faith such changes to the Existing Employment Agreements as may be appropriate and mutually acceptable and that would result in Q-27 Approval being obtained and are otherwise satisfactory to Stanley acting reasonably (the "Additional Q-27 Modifications"). If (a) the parties are unable to negotiate changes to the Restated Employment Agreements to effect Additional Q-27 Modifications prior to the date which is one (1) business day prior to the Expiry Time, or (b) the Purchaser does not take up or pay for the Shares pursuant to the Offers, then the amendments effected by the Restated Employment Agreements (other than the terms and conditions related to the Executives' obligation not to compete) will be of no further force and effect and the Existing Employment Agreements shall continue in full force and effect. For the purposes of the Letter Agreement, "Section 145 Approval" shall mean approval of the Quebec Securities Commission and, to the extent applicable, the other Canadian securities regulatory authorities confirming that the amendments set forth in the Restated Employment Agreements, together with the agreement by any third party making a take-over bid in respect of the Company prior to, at the time of, or subsequent to the making of such take-over bid in respect of the Company prior to and at the time of, or subsequent to the making of such take-over bid in respect of the Company prior to, at the time of, or subsequent to the making of such take-over bid, to honor the Restated Employment Agreements and offer employment to the Executives on the terms and conditions set forth therein, are not contrary to, or are exempt from, the provisions of Section 145 of the Securities Act (Quebec) and, to the extent applicable, the equivalent provisions of other Canadian securities laws and "Q-27 Approval" shall mean the approval of the Quebec Securities Commission confirming that the amendments set forth in the Restated Employment Agreements, together with the agreement by any third party making a take-over bid, to honor the Restated Employment Agreements and offer employment to the Executives on the terms and conditions set forth therein satisfy the conditions set forth in, or are exempt from, Section 8.2(a) of Policy Q-27 of the Quebec Securities Commission and that such Restated Employment Agreements would not preclude the votes attaching to the Shares tendered by the Executives to the Offers (following the conversion of such Class A Shares to Common Shares) from being included as votes in favor of a Subsequent Acquisition Transaction in determining whether minority approval of the Subsequent Acquisition Transaction has been obtained for purposes of Policy Q-27.

        The Purchaser and the Parent believe that the terms of the foregoing contract arrangements with Mr. Katsof and Mr. Waxman are commercially reasonable and in conformity with industry standards.

        In early 2001, in connection with the Company's exploration of the sale of various of its divisions, the Company agreed to create an incentive pool and contribute to the pool 1.25% of the proceeds of the sale of any division or divisions of the Company. The Company determined that Robert Gagnon, Nicholas Zigayer, Robert Keil and one other individual, each an executive officer of the Company, would participate in the pool, with shares of 16%, 28%, 28% and 28%, respectively. The terms of the pool provided that distributions would only be made from the pool upon the sale of the industrial and financial security divisions of the Company and that participants would forfeit any money that they would have been entitled to from the pool if they ceased to be employees prior to the time of the sale of such divisions. Since the creation of the incentive pool, the one unnamed individual retired and, as a result, such individual's share of the pool was forfeited and reverted back to the Company. The Company has confirmed to the remaining participants that the sale of the Company pursuant to the terms of the Support Agreement would result in the distribution of their respective shares of the incentive pool. This would result in an aggregate distribution of $412,455.47 to the participating members as a result of the transactions contemplated by the Support Agreement.

Item 4. The Solicitation or Recommendation

  Recommendation of the Board of Directors.

        After carefully considering the terms of the Offers, the terms of the Support Agreement, the terms of the Lock-Up Agreement, the fairness opinion of the Financial Advisor, dated January 19, 2004 and reproduced herein as Annex A hereto (the "Fairness Opinion") and the recommendation of the Special Committee relating to the Offers and for the reasons set out in this Schedule 14D-9, the Board unanimously recommends that Shareholders ACCEPT the Offers and DEPOSIT their Shares to the Offers.

  Background of the Transaction.

        In January 2001, after receiving expressions of interest from outside parties for the acquisition of the Company, the Company engaged a U.S.-based financial advisor to assist it in conducting a more formal process to deal with such expressions of interest. While discussions ensued with several parties none of the proposed transactions, in the opinion of the Board, was in the best interests of the holders of Shares ("Shareholders") at that time.

        Following the expiration of that financial advisor's mandate, the Board determined that it would be in the best interests of the Shareholders to continue to pursue strategic alternatives for enhancing shareholder value, including the sale of the Company. As a result, on August 7, 2003, the Board engaged the Financial Advisor.

        In September 2003, the Financial Advisor distributed an overview of the Company and a form of non-disclosure agreement to various potential acquirers identified by the Financial Advisor. A total of 28 parties received the overview. Those parties who signed a non-disclosure agreement with the Company were then provided with a more comprehensive confidential information memorandum ("CIM") describing the Company in greater detail. A total of 12 parties received the CIM.

        The parties who received the CIM were asked to submit non-binding indications of interest and, at the same time, the Company began preparing a data room including information which would be relevant to a potential acquirer, as well as a management presentation regarding the Company and its operations. Between October 22, 2003 and October 24, 2003, the Company, through the Financial Advisor, received expressions of interest from five potential acquirers, including Stanley. The Financial Advisor then contacted one of such potential acquirers with a view to encouraging such party to improve upon the indication already provided. The expression of interest was improved upon. On October 29, 2003, one new expression of interest was received.

        Of the six parties that provided expressions of interest, the Financial Advisor identified four parties with whom discussions should be continued based on their preliminary indications of valuation.

        From November 5, 2003 to November 18, 2003, the Company allowed these four parties access to the data room set up at the offices of Lapointe Rosenstein, legal counsel to the Company, and conducted management presentations on the Company for them. Additional visits to the data room continued until December 11, 2003.

        On November 25, 2003, the Financial Advisor delivered to the four parties a detailed, non-binding overview of the specific terms and conditions (the "Term Sheet") upon which the Company would be willing to conclude a transaction, together with a draft exclusivity agreement (the "Exclusivity Agreement"). The parties were provided with instructions to submit their comments on such documents to the Financial Advisor by December 12, 2003 and were advised that, on the basis of the responses received by it, the Company would be willing to consider entering into the Exclusivity Agreement for a short period of time with one of the parties in order to attempt to finalize a definitive agreement with such party for the acquisition of the Company.

        On December 10, 2003, the Board formed a special committee (the "Special Committee") consisting of Abe Nozetz (Chairman of the Special Committee) and Jan Westlund, being directors who did not have any personal interest in a transaction with the Company other than as holders of Options and were independent of management and the potential acquirers, to advise the Board in connection with the specific responses which it anticipated receiving from the four interested parties and to make specific recommendations to the Board in terms of the fairness, from a financial point of view, and with respect to its other terms, of any offers ultimately received from any of the interested parties.

        On December 12, 2003, the Company received revised offers from three parties containing comments on the terms and conditions of the proposed transaction and the Exclusivity Agreement.

        On December 14, 2003, the Special Committee met with and engaged Davies Ward Phillips & Vineberg LLP ("DWPV") as its independent legal counsel. At such time, the Special Committee reviewed with DWPV its legal and fiduciary obligations in connection with the carrying out of its mandate and resolved to confirm the mandate of the Financial Advisor to provide the Board with independent financial advice, and to assist it, in determining whether any of the parties from whom it received a response should be granted an exclusive negotiation period. This included approving the mandate of the Financial Advisor to prepare and deliver the Fairness Opinion. The preparation and delivery of the Fairness Opinion is separate and apart from the provision of investment banking services surrounding the sale process for the Company.

        On December 14, 2003, the Special Committee reviewed with the Financial Advisor the revised offers submitted by the three parties, including the transaction structures and valuation methodologies it expected to utilize in evaluating the consideration to be received in a transaction. The Special Committee commented on the elements of each of the offers and requested that the Financial Advisor obtain clarifications from each of the parties regarding certain elements of their respective indications, and arranged to reconvene for further deliberations on December 17, 2003. During their meeting on December 17, 2003, the Special Committee again considered the offers provided by the three parties and the response to comments and clarifications received by the Financial Advisor from each of the three parties. The Special Committee agreed to meet again on December 18, 2003.

        From the date of its initial delivery to Stanley until December 18, 2003, the Company and Stanley, together with their legal and financial advisors, negotiated the Term Sheet.

        After consulting with its legal and financial advisors and careful review of the three revised offers, the Special Committee recommended to the Board on December 18, 2003 that it enter into exclusive negotiations with Stanley, the bidder who had submitted the highest of the three offers, with a view to executing a definitive acquisition agreement. On December 18, 2003, the Company and Stanley executed the Term Sheet and the Exclusivity Agreement pursuant to which the Company agreed not to solicit any other offers or participate in discussions with any other person concerning the sale of the Company while negotiations continued. The Exclusivity Agreement was to initially expire on January 7, 2004.

        On December 18, 2003, Stanley began conducting confirmatory due diligence in respect of the Company. On January 2, 2004, Osler, Hoskin & Harcourt LLP, Canadian counsel to Stanley, provided a preliminary draft of the Support Agreement to the Company and of the Lock-Up Agreement to the Locked-Up Holders.

        From January 2, 2004 to January 19, 2004, the terms and conditions of the Support Agreement and the Lock-Up Agreement were negotiated. In addition, the parties discussed the terms of employment arrangements between the Company and Barry E. Katsof and Ronald G. Waxman.

        On January 7, 2004, the Company, upon the recommendation of the Special Committee, agreed to extend the term of the Exclusivity Agreement to January 14, 2004. Then, on January 14, 2004, the Company, upon the recommendation of the Special Committee, agreed to extend the Exclusivity Agreement to January 19, 2004.

        On January 19, 2004, the Financial Advisor delivered the Fairness Opinion, which states that the Offers are fair to the Shareholders, from a financial point of view.

        On January 19, 2004, after having reviewed the terms of the Offers, the terms of the Support Agreement as well as receiving an in-depth presentation from the Financial Advisor detailing the considerations which led to the Financial Advisor determining that the Offers were fair, from a financial point of view, to Shareholders, and after extensive deliberations, the Special Committee determined that the Offers were fair, from a financial point of view, to the Shareholders and unanimously resolved to recommend to the Board that the Company approve the Offers and enter into the Support Agreement with the Purchaser and Stanley.

        On January 19, 2004, on the recommendation of the Special Committee, and following a full deliberation on the matter, including discussions with the Financial Advisor regarding the fairness of the Offers from a financial point of view and with Lapointe Rosenstein, counsel to the Company, regarding the fiduciary duties of the Board and the contents of the Support Agreement and the Lock-Up Agreement, as well as the interests of certain of the Company's directors and members of senior management that could reasonably be said to be different than, or in addition to, those of the Shareholders generally, the Board resolved to execute the Support Agreement. As a consequence, both the Support Agreement, the Lock-Up Agreement and the related transaction documents were executed.

        Prior to the opening of the United States financial markets on January 20, 2004, the Company and Stanley issued a joint press release announcing the Offers.

  Deliberations of the Special Committee and Recommendation to the Board.

        Deliberations of the Special Committee.    The mandate of the Special Committee included, among other things, reviewing and considering the various proposals and offers of the parties which expressed an interest in pursuing an acquisition transaction with the Company, selecting which of those parties with whom to enter into exclusive negotiations, reviewing the terms of the Offers proposed by Stanley and any agreements ancillary to the Offers and reporting to and making such recommendations to the Board with respect to the Offers as the Special Committee considered necessary or desirable.

        The Special Committee undertook deliberate and full consideration of the matters leading up to finalization of the definitive terms of the Offers, the Support Agreement and the Lock-Up Agreement and obtained the advice of the Financial Advisor and its independent legal advisors for such purpose. The Special Committee met, as a committee, eight times during the period from its constitution on December 10, 2003 to January 28, 2004, the date of the approval of this Schedule 14D-9. In addition, apart from meeting as a committee, members of the Special Committee reviewed and considered relevant data and documents including, but not limited to, the Support Agreement and the Lock-Up Agreement, and discussed matters arising out of their review among themselves and with the advisors to the Special Committee.

        DWPV provided legal advice to the Special Committee regarding its responsibilities and duties and the conduct of its affairs, and in reviewing, negotiating and settling the terms of the Support Agreement. The Financial Advisor provided advice to the Special Committee regarding the carrying out of the auction process in connection with the sale of the Company and the fairness of the Offers to the Shareholders from a financial point of view.

        At a meeting of the Special Committee on January 19, 2004, the Financial Advisor reviewed in detail its financial and other analyses relating to the Offers, and delivered to the Special Committee a comprehensive presentation and its opinion to the effect that, as of such date and based upon and subject to the matters described in its opinion, the consideration to be received by the Shareholders pursuant to the Offers is fair to the Shareholders from a financial point of view. The Fairness Opinion is summarized below under Item 5 and is reproduced as Annex A to this Schedule 14D-9.

        The Special Committee also reviewed and approved the general terms of the amendments to the employment agreements of Messrs. Barry E. Katsof and Ronald G. Waxman.

        In the course of its deliberations, the Special Committee, with the assistance of management and its advisors, reviewed, discussed and considered a number of other matters, including, but not limited to:

  (a)
  current and expected industry, economic and market conditions, as well as trends affecting the industry in which the Company operates;

  (b)
  strategic alternatives available to the Company, including the risks and uncertainties associated with such alternatives;

  (c)
  the likelihood of competing offers from, or alternative transactions with, another party emerging;

  (d)
  the process undertaken by the Company resulting in the Offers, including the solicitations of interest from a number of potential parties and the various proposals received, together with the review by the Board and the Financial Advisor, prior to the execution of the Support Agreement, of the alternatives available to the Company and the Shareholders;

  (e)
  the uncertainty of the Company being able to realize, over the near to intermediate term, a higher price for its Shares, or to conclude another transaction resulting in similar or higher value to Shareholders were it to remain independent, given the uncertain and competitive market in which the Company operates and the increasing number of larger, better capitalized competitors, as compared with the certainty of value available under the Offers;

  (f)
  the expected likelihood of receiving any necessary regulatory approvals for the Offers, and the probability of the other conditions of the Offers being satisfied;

  (g)
  historical market prices, trading patterns and other trading information with respect to the Common Shares;

  (h)
  the advantages and disadvantages to holders of each class of Shares, other than the Locked-Up Holders, of accepting the Offers; and

  (i)
  the terms and conditions of the Offers. The members of the Special Committee also reviewed drafts of, and commented on, the Offers To Purchase and this Schedule 14D-9.

        Recommendation of the Special Committee.    On January 19, 2004, the Special Committee met to consider the proposed Offers. After carefully considering the terms of the Offers, the terms of the Support Agreement, the terms of the Lock-Up Agreement and the Fairness Opinion, the Special Committee concluded that the Offers are fair to the Shareholders, from a financial point of view, and in the best interests of the Company and the Shareholders and, at a meeting of the Board held immediately following the Special Committee meeting, unanimously recommended to the Board that the Board should recommend acceptance of the Offers by the Shareholders.

        In arriving at its conclusions and in formulating its recommendation, the Special Committee considered fully, among other matters, all of the matters referred to under "Deliberations of the Special Committee and Recommendation to the Board—Reasons for the Recommendation" and under "—Deliberations of the Special Committee."

        The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee. In view of the variety of factors considered, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign any relative or specific weights to the factors considered in reaching its determination and recommendation. In addition, individual members of the Special Committee may have given differing weights to different factors. After considering all of the different factors, the Special Committee was unanimous in its recommendation to the Board.

        Recommendation of the Board of Directors.    After considering the recommendation of the Special Committee and following a comprehensive presentation by the Financial Advisor and delivery of the Fairness Opinion and advice from Lapointe Rosenstein, the legal advisors to the Board and to the Company, and after considering the reasons for the recommendation described under "—Reasons for the Recommendation," the Board, at its meeting held on January 19, 2004, unanimously resolved to accept the conclusions and recommendation of the Special Committee and (A) determined that the Offers are fair, from a financial point of view, to the holders of the Shares and are in the best interests of the Company; (B) unanimously approved the Offers, the Support Agreement and the transactions contemplated thereby; and (C) unanimously resolved to recommend in writing that the Shareholders accept the Offers.

        Messrs. Barry E. Katsof and Ronald G. Waxman declared their interests in the matters pertaining to the Restated Employment Agreements and the related Letter Agreement as described under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employment Agreements and Stay-Put Bonuses" and therefore abstained from any discussions, and from the vote, in connection with such matters. The remainder of the Board reviewed and discussed the Restated Employment Agreements and the related Letter Agreement and unanimously resolved to approve them.

  Reasons for the Recommendation.

        The Board has reviewed and considered the Offers and has received and considered the advice from the financial and legal advisors to the Board and the Company. The Board has concluded that the Offers are in the best interests of the Company and fair to the Shareholders, from a financial point of view, and has resolved to recommend the acceptance of the Offers by the Shareholders. In reaching its conclusion, the Board considered a number of factors, including, but not limited to, the following:

  (a)
  Premium Over Market Price—the opportunity for Shareholders to receive as cash consideration under the Offers a significant premium of 33% to the last trading price of the

    Common Shares on the Nasdaq SmallCap Market prior to the public announcement of the Offers;

  (b)
  Process Undertaken—the process undertaken by the Company resulting in the Offers, including the solicitations of interest from a number of potential parties and the various proposals received, together with the review by the Board and the Financial Advisor, prior to the entering into of the Support Agreement, of the alternatives available to the Company and the Shareholders;

  (c)
  Prospects and Risks Facing the Company—the uncertainty of the Company being able to realize, over the near to intermediate term, a higher price for its Shares or to conclude another transaction resulting in similar or higher value to Shareholders were it to remain independent, given the uncertain and competitive market in which the Company operates and the increasing number of larger, better capitalized competitors, as compared with the certainty of value available under the Offers;

  (d)
  Recommendation of the Special Committee—the conclusion of the Special Committee that the Offers are in the best interests of the Company and are fair to the Shareholders, from a financial point of view, and its recommendation that the Board recommend acceptance of the Offers by the Shareholders;

  (e)
  Fairness Opinion—the Fairness Opinion to the Board to the effect that, as of such date and based upon and subject to the matters described in its opinion, the consideration to be received pursuant to the Offers by the Shareholders is fair to the Shareholders from a financial point of view;

  (f)
  Liquidity—the liquidity afforded to Shareholders by the all-cash consideration payable under the Offers;

  (g)
  The Terms of the Support Agreement and the Ability to Respond to Superior Proposals—the terms of the Support Agreement, including the provision that permits the Board in certain circumstances to respond (if required in the reasonable belief of the Board to properly discharge its fiduciary duties) to certain subsequent superior offers, subject to the payment of a break fee to the Purchaser in certain circumstances. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Support Agreement"; and

  (h)
  Lock-Up Agreement of Key Shareholders and Officers—the fact that Messrs. Barry E. Katsof and Ronald G. Waxman, the Chairman of the Board and Chief Executive Officer and the Vice-Chairman of the Board and Chief Operating Officer of the Company, respectively, among others, have agreed with the Purchaser under the Lock-Up Agreement executed by them on January 19, 2004 to deposit under the Offers all of the Shares beneficially owned by them. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Lock-Up Agreement."

  Intent to Tender.

        To the Company's knowledge, and to the knowledge of the directors and officers of the Company, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company, and each of the affiliates and associates of such executive officers and directors, currently intend to accept the Offers and to tender all outstanding Shares held of record or beneficially owned directly or indirectly, or over which control is exercised by, such person to the Purchaser in the Offers. Messrs. Katsof, Waxman, Harty, Gelfand, Gagnon and Mimeault have agreed under the Lock-Up Agreement to deposit under the Offers, and intend to so deposit, that number of Shares specified under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Lock-Up Agreement."

Item 5. Person/Assets Retained, Employed, Compensated or Used

        The Financial Advisor has delivered its written opinion, dated as of January 19, 2004 and addressed to the Board, to the effect that, as of such date, and based upon and subject to the matters described in its written opinion, the consideration to be received by the Shareholders pursuant to the Offers is fair to the Shareholders from a financial point of view. The full text of the Fairness Opinion is reproduced as Annex A to this Schedule 14D-9 and sets forth the assumptions made, matters considered and limitations on the review undertaken, by the Financial Advisor. Shareholders are urged to read the Fairness Opinion in its entirety. References to the Fairness Opinion in this document are qualified in their entirety by reference to the full text of the Fairness Opinion. The Fairness Opinion is not intended to constitute, and does not constitute, a recommendation to any Shareholder as to whether such Shareholder should tender Shares into the Offers or as to how any Shareholder should vote or act on any other matter relating to the transactions contemplated by the Support Agreement.

        The Financial Advisor has acted as financial advisor to the Company in connection with the evaluation of proposals to acquire the Company, including the Offers and the transactions contemplated by the Support Agreement, and will receive a fee for its services equivalent to $300,000 plus two percent of the value of the Offers in excess of $5,000,000, contingent upon the consummation of the Offers (the "Success Fee"). The Financial Advisor will also receive a fee of $100,000 for providing the Fairness Opinion. The Success Fee will be credited against the fee paid in connection with the Fairness Opinion and a $35,000 retainer received by the Financial Advisor upon the commencement of its engagement. The Company also has agreed to reimburse the Financial Advisor for its expenses, including the fees and expenses of its legal counsel, and to indemnify the Financial Advisor and certain related parties in certain circumstances against certain liabilities.

        The Financial Advisor is regularly engaged in a broad range of investment banking and financial advisory activities, including activities relating to corporate finance, mergers and acquisitions, leveraged buyouts and private placements. The Financial Advisor does not actively trade the debt or equity securities of the Company or Stanley whether for its own account or for the accounts of customers.

Item 6. Interest in Securities of the Subject Company

        No transactions in the Shares have been effected during the past sixty days by the Company or any subsidiary of the Company or, to the knowledge of the Company, and except for the Lock-Up Agreement executed by certain directors, executive officers and other affiliates of the Company as described above, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offers which relates to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any subsidiary of the Company, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as described in this Schedule 14D-9, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offers that relate to or would result in one or more of the events referred to above.

Item 8. Additional Information

  Appraisal Rights.

        For a description of appraisal rights that may be available in connection with a compulsory acquisition or a subsequent acquisition transaction, see Section 14 of the Offers To Purchase entitled "Acquisition of Shares Not Deposited."

  Recent Developments.

        On December 19, 2003, the Company signed a five year contract to install and operate 80 automated teller machines, or ATMs, in Ultramar's Eastern Canadian service stations and convenience stores. Pursuant to this turnkey contract, the Company will supply the equipment and all related services, including vault cash loading and handling. The Company expects that this contract will generate annual revenues of in excess of Cdn$1,000,000.

        In the summer of 2003, the Company was awarded a five year contract to supply and operate ATMs for the new terminal at Pearson International Airport in Toronto, Ontario. This contract, which is expected to be signed in February 2004, also extends to April 2009 the term of the contract pursuant to which the Company already operates 29 ATMs at Pearson International Airport. The Company currently generates annual revenues from these ATMs of in excess of Cdn$1,000,000. As a result of this new contract, the Company expects to operate a total of 35 to 45 ATMs in and around Pearson International Airport during the period ending April 2009.

        The Company is at the final stages of negotiating a five year contract which it anticipates concluding with a major Canadian supermarket chain for the installation and operation of over 300 ATMs at its various locations. The majority of the ATMs will be under a full turnkey agreement, with a few remote locations choosing the Company's self-vaulting option. In all cases, the Company will supply the ATMs and, in the case of the full turnkey machines, the Company will also be responsible for providing vault cash loading and handling. The Company expects that this contract will generate annual revenues of in excess of Cdn$3,000,000 to Cdn$5,000,000.

        The Company is at the final stages of negotiating a Cdn$2,500,000 contract which it anticipates concluding with a global industrial company operating in the food and beverages sector for the installation of integrated security systems at the company's seven Canadian locations. The systems will include access controls, alarms, closed circuit televisions, local positioning, integration appliances, badging and visitor management. The installations are scheduled to be performed over the next 12 to 18 months.

Item 9. Exhibits

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offers to Purchase and Circular, dated January 30, 2004 (incorporated by reference to Exhibit (a)(1) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(a)(2)	Letter of Acceptance and Transmittal (incorporated by reference to Exhibit (a)(2) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(3) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).

(a)(5)	Option Election under the Frisco Bay Industries Ltd. Stock Incentive Plan (incorporated by reference to Exhibit (a)(7) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(a)(6)	Stock Appreciation Right Election under the Frisco Bay Industries Ltd. Stock Incentive Plan (incorporated by reference to Exhibit (a)(8) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(a)(7)	Joint press release issued by the Parent and the Company dated January 20, 2004.*
(a)(8)	Letter to Stockholders of the Company, dated January 30, 2004.
(a)(9)	Opinion of USBX Advisory Services LLC dated January 19, 2004 (included as Annex A hereto).
(e)(1)	Support Agreement, dated as of January 19, 2004, by and among the Company, the Parent and the Purchaser (incorporated by reference to Exhibit 2 to Schedule 13D of the Purchaser and the Parent filed on January 28, 2004).
(e)(2)	Lock-Up Agreement, dated as of January 19, 2004, by and among the Parent, the Purchaser and the individuals and entities named therein (incorporated by reference to Exhibit 3 to Schedule 13D of the Purchaser and the Parent filed on January 28, 2004).
(e)(3)	Nondisclosure Agreement between USBX Advisory Services LLC on behalf of the Company and Best Access Systems, dated as of October 14, 2003 (incorporated by reference to Exhibit (d)(3) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(e)(4)	Amended and Restated Employment Agreement between the Company and Barry E. Katsof, dated as of January 19, 2004 (incorporated by reference to Exhibit (d)(4) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(e)(5)	Amended and Restated Employment Agreement between the Company and Ronald G. Waxman, dated as of January 19, 2004 (incorporated by reference to Exhibit (d)(5) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(e)(6)	Letter Agreement among the Parent, the Purchaser, Barry E. Katsof and Ronald G. Waxman, dated as of January 19, 2004 (incorporated by reference to Exhibit (d)(6) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(e)(7)	Form of Non-Competition Agreement between the Parent and each of Barry E. Katsof and Ronald G. Waxman (incorporated by reference to Schedule F to Exhibit 2 to Schedule 13D of the Purchaser and the Parent filed on January 28, 2004).
(e)(8)	Letter Agreement among Ronald G. Waxman, Barry E. Katsof, 92324 Canada Ltd., 126909 Canada Inc., the Parent and the Purchaser, dated as of January 29, 2004 (incorporated by reference to Exhibit (d)(8) to Schedule TO of the Purchaser and the Parent filed on January 30, 2004).
(g)	None.

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRISCO BAY INDUSTRIES LTD.
By:	/s/ Abe Nozetz Name: Abe Nozetz Title: Director

Dated: January 30, 2004

CERTIFICATE

Dated: January 30, 2004

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentations likely to affect the value or the market price of the Shares within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

/s/ Abe Nozetz Abe Nozetz Director	/s/ Jan Westlund Jan Westlund Director

ANNEX A

CONSENT OF USBX ADVISORY SERVICES LLC

TO: THE BOARD OF DIRECTORS OF FRISCO BAY INDUSTRIES LTD.

        We hereby consent to the inclusion of our fairness opinion dated January 19, 2004 as Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 of Frisco Bay Industries Ltd. dated January 30, 2004 and to all references thereto in such Schedule 14D-9.

Santa Monica, California
/s/ USBX ADVISORY SERVICES LLC

January 30, 2004

FAIRNESS OPINION OF USBX ADVISORY SERVICES LLC

January 19, 2004

Board of Directors of Frisco Bay Industries Ltd.
Frisco Bay Industries Ltd
160 Graveline Street
St. Laurent, Quebec H4T 1RZ
Canada

Attention:	Mr. Abe Nozetz Chairman of the Special Committee of the Board of Directors

Dear Sirs:

        We understand that Frisco Bay Industries Ltd. (the "Company") is considering entering into a transaction under which The Stanley Works' wholly owned subsidiary 6181708 Canada Inc., a corporation incorporated under the federal laws of Canada, (collectively "SWK") will acquire all of the outstanding shares of the Common Stock of the Company (the "Common Shares"), including all Common Shares which may be issued upon the exercise of options and stock appreciation rights, and all of the outstanding shares of Class A Common Stock of the Company ("Class A Shares", and together with the Common Shares, the "Shares"), for a cash amount of $15.25 per Share.

        Such transaction and all related transactions are referred to collectively herein as the "Transaction."

        You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, of the $15.25 per Share to be received in the Transaction by the holders of the Shares. The Opinion does not address the Company's underlying business decision to effect the Transaction. Pursuant to the terms of the Company's Constituting Documents, each share of Class A Common Stock will automatically convert into one share of Common Stock upon the sale of the Class A Common Stock by the holders thereof to any third party, such as SWK, and our opinion assumes such conversion will occur upon the consummation of the Transaction. We express no opinion as to the value of the Class A Common Stock in any context other than the Transaction.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

          1.     reviewed the Company's annual reports to shareholders on Form 20-F for the five fiscal years ended January 31, 2003, all Form 6-K filings since the date of the Company's most recent Form 20-F filing (January 31, 2003), and Company-prepared interim financial statements for the period ended October 31, 2003, which the Company's management has identified as being the most current financial statements available;

          2.     reviewed the Company's proxy circular dated June 23, 2003;

          3.     reviewed copies of the following agreements: The most recent draft of the Support Agreement dated January 19, 2004 between SWK and the Company (the "Support Agreement") and certain relevant related agreements contemplated thereby;

          4.     reviewed relevant information disclosures made by the Company to SWK during the course of the due diligence inquiries of which we were aware;

          5.     met with the key members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company, and met with knowledgeable representatives of the Company's independent accounting firm and counsel to discuss all known material matters;

          6.     visited certain facilities and business offices of the Company;

          7.     participated in certain briefings given by the Company to SWK, with respect to the Company;

          8.     reviewed the historical market prices and trading volume for the Company's publicly traded securities in relation to the terms of the Support Agreement;

          9.     reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company and the terms of recent transactions that we consider comparable to the Transaction, including, without limitation, publicly available prices and premiums paid;

          10.   reviewed drafts of certain documents to be delivered at the closing of the Transaction; and

          11.   conducted such other studies, analyses and inquiries as we have deemed appropriate.

        We have assumed, without independent verification, that the financial forecasts and projections provided to us, and upon which we have relied, have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, or business of the Company since the date of the most recent financial statements made available to us. For purposes of this opinion, we have assumed that the Support Agreement in the form in which it is finally executed will be substantially similar in all material respects to the above-described draft of the Support Agreement reviewed by us, the representations and warranties contained in the Support Agreement are true and correct, and that the Transaction will be consummated as provided in the Support Agreement, with full satisfaction of all covenants and conditions and without any waivers thereof.

        We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

        We have acted as a financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for such services if the Transaction is consummated. We will also receive a fee for providing this Opinion. We do not actively trade the debt or equity securities of the Company or SWK for our own accounts or for the accounts of customers. We are regularly engaged in a broad range of investment banking and financial advisory activities, including activities relating to corporate finance, mergers and acquisitions, leveraged buyouts and private placements.

        In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof. Written indications of interest were received from three parties, including SWK.

        This letter is intended for the benefit and use of the Board of Directors of the Company and does not constitute a recommendation to any of the Company's shareholders as to whether to tender or vote their Shares in connection with the Transaction. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any circular of the Board of Directors of the Company to be distributed to the Company's stockholders in connection with the Transaction.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, and in reliance thereon, it is our opinion that the consideration to be received by the holders of Shares in connection with the Transaction is fair to them from a financial point of view.

USBX ADVISORY SERVICES LLC
/s/ JOHN E. MACK III John E. Mack III Senior Managing Director

ANNEX B

ADDITIONAL INFORMATION FOR CANADIAN SHAREHOLDERS

        Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

THE PURCHASER

        Please refer to "Item 2. Identity and Background of Filing Person—Tender Offer of the Purchaser."

THE COMPANY

        Please refer to "Item 1. Subject Company Information—Name and Address of Person filing this Statement."

DIRECTORS AND SENIOR OFFICERS OF THE COMPANY AND OWNERSHIP OF SECURITIES OF THE COMPANY

        The following table sets out the names and positions of all directors and senior officers of the Company and the number and designation of any securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each such director or senior officer and, where known after reasonable inquiry, by their respective associates and affiliates:

Name and Position with the Company	Number of Common Shares Held (Percentage of Outstanding Common Shares)	Number of Class A Shares Held (Percentage of Outstanding Class A Shares)		Options/SARs Held
BARRY E. KATSOF Chairman of the Board and Chief Executive Officer	Nil	546,793 (68.4%)	(1)	25,000/nil
RONALD G. WAXMAN Vice-Chairman of the Board and Chief Operating Officer	Nil	252,707 (31.6%)	(2)	25,000/nil
BRAHM GELFAND Director	Nil	Nil		32,500/nil
ABE NOZETZ Director	Nil	Nil		32,500/nil
JAN WESTLUND Director	Nil	Nil		40,015/nil
ROBERT GAGNON Vice President, Finance and Information Technology	Nil	Nil		6,000/nil
DOMINIQUE MIMEAULT Vice President, Special Projects	2,000	Nil		Nil/nil

(1)
Held by 92324 Canada Ltd., a company controlled by Mr. Katsof.
(2)
Held by 126909 Canada Inc., a company controlled by Mr. Waxman.

PRINCIPAL HOLDERS OF SECURITIES OF THE COMPANY

        Except as described below, to the knowledge of the directors and officers of the Company, after reasonable inquiry, there is no person acting jointly or in concert with the Company who beneficially owns, directly or indirectly, or exercises control or direction over any securities of the Company, nor are there any securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by any person holding or exercising control or direction over more than 10% of the outstanding Common Shares or more than 10% of the outstanding Class A Shares.

Name and Position with the Company	Number of Class A Shares Held	Percentage of Outstanding Class A Shares		Number of Common Shares Held	Percentage of Outstanding Common Shares
BARRY E. KATSOF	546,793(1)	68.4	%(2)	Nil	Nil
RONALD G. WAXMAN	252,707(3)	31.6	%(4)	Nil	Nil
SPROTT ASSET MANAGEMENT INC.	Nil	Nil		405,600	20.6%

(1)
Held by 92324 Canada Ltd., a company controlled by Mr. Katsof.
(2)
Representing 18.2% of the Shares on a fully-diluted basis.
(3)
Held by 126909 Canada Inc., a company controlled by Mr. Waxman.
(4)
Representing 8.4% of the Shares on a fully-diluted basis.

ACCEPTANCE OF THE BID BY THE SENIOR EXECUTIVES OF THE COMPANY

        Please refer to "Item 4. The Solicitation or Recommendation—Intent to Tender."

OWNERSHIP OF SECURITIES OF THE PURCHASER

        None of the Company, the directors or senior officers of the Company or, to the knowledge of the directors and officers of the Company, after reasonable enquiry, any associate or affiliate of any director or senior officer of the Company, any person holding or exercising control or direction over more than 10% of the outstanding Common Shares or 10% of the outstanding Class A Shares or any person acting jointly or in concert with the Company, beneficially owns, directly or indirectly, or exercises control or direction over, any securities of the Purchaser or Stanley.

TRADING IN SECURITIES OF THE COMPANY

        None of the Company, the directors or senior officers of the Company or, to the knowledge of the directors and officers of the Company, after reasonable inquiry, any associate of any director or senior officer of the Company, any person holding or exercising control or direction over more than 10% of the outstanding Common Shares or 10% of the outstanding Class A Shares or any person acting jointly or in concert with the Company, has traded any securities of the Company during the six months preceding the date of this Schedule 14D-9.

CERTAIN ISSUANCES OF SECURITIES OF THE COMPANY

        No Shares or securities convertible into Shares have been issued or transferred to the directors or senior officers of the Company during the two year period preceding the date of this Schedule 14D-9, except as set forth below.

Issuances of Common Shares.(1)

Name	Number of Common Shares	Price per Common Share	Date of Transaction
Robert Gagnon	1,000	$3.25	May 13, 2002
Dominique Mimeault	2,000	$1.81	June 13, 2002
Barry E. Katsof	25,000	$2.94	September 5, 2002
Ronald G. Waxman	25,000	$2.94	September 5, 2002
Robert Gagnon	1,000	$3.25	September 19, 2002
Barry E. Katsof	5,000	$5.30	December 9, 2002
Ronald G. Waxman	5,000	$5.30	December 9, 2002
Barry E. Katsof	1,000	$5.30	December 10, 2002
Ronald G. Waxman	1,000	$5.30	December 10, 2002
Barry E. Katsof	2,000	$5.30	December 11, 2002
Ronald G. Waxman	2,000	$5.30	December 11, 2002
Barry E. Katsof	900	$5.30	December 16, 2002
Ronald G. Waxman	900	$5.30	December 16, 2002
Barry E. Katsof	1,500	$5.30	December 20, 2002
Ronald G. Waxman	1,500	$5.30	December 20, 2002
Barry E. Katsof	7,100	$5.30	January 3, 2003
Ronald G. Waxman	7,100	$5.30	January 3, 2003
Barry E. Katsof	2,500	$5.30	January 9, 2003
Ronald G. Waxman	2,500	$5.30	January 9, 2003
Robert Gagnon	1,000	$3.25	January 9, 2003
Robert Gagnon	1,000	$3.25	May 6, 2003

(1)
Represents Common Shares issued from treasury upon the exercise of Options under the Frisco Bay Industries Ltd. Stock Incentive Plan.

Issuances of Options.

Name of Grantee	Number of Common Shares Subject to Grant	Exercise Price	Expiry Date	Date of Grant
Barry E. Katsof	20,000	$5.30	May 8, 2012	May 8, 2002
Ronald G. Waxman	20,000	$5.30	May 8, 2012	May 8, 2002
Abraham Nozetz	10,000	$5.30	May 8, 2012	May 8, 2002
Brahm Gelfand	10,000	$5.30	May 8, 2012	May 8, 2002
Jan Westlund	10,000	$5.30	May 8, 2012	May 8, 2002
Barry E. Katsof	25,000	$9.00	June 10, 2013	June 10, 2003
Ronald G. Waxman	25,000	$9.00	June 10, 2013	June 10, 2003
Abraham Nozetz	10,000	$9.00	June 10, 2013	June 10, 2003
Brahm Gelfand	10,000	$9.00	June 10, 2013	June 10, 2003
Jan Westlund	10,000	$9.00	June 10, 2013	June 10, 2003

RELATIONSHIP BETWEEN THE PURCHASER AND THE DIRECTORS AND SENIOR
OFFICERS OF THE CORPORATION AND OTHERS

        Except as set forth in "Interests of Directors, Senior Officers and Others in Material Contracts of the Purchaser" below, there are no arrangements, agreements, commitments or understandings made, or proposed to be made, between the Purchaser or Stanley and any of the directors or senior officers of the Company, including arrangements, agreements, commitments or understandings with respect to any payment or other benefit proposed to be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office, if the Offers are successful. To the knowledge of the directors and officers of the Company, there is no special contract, arrangement or understanding, formal or informal, made or proposed to be made between the Purchaser or Stanley and any Shareholder with respect to the Offers except as disclosed in this Schedule 14D-9 or the Offers To Purchase.

        None of the directors or senior officers of the Company is currently a director or senior officer of the Purchaser or Stanley or any of its subsidiaries.

AGREEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND SENIOR OFFICERS

        In addition to the arrangements described under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employment Agreements and Stay-Put Bonuses," under the Support Agreement, the Purchaser and the Company agreed to arrange for "run-off" directors and officers insurance and to maintain the existing indemnity arrangements for the directors of the Company. Please refer to "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Support Agreement."

        The Company also intends to enter into arrangements to permit the accelerated vesting of outstanding Options with all Option holders, including directors and senior officers. Please refer to "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Stock Incentive Plan."

INTERESTS OF DIRECTORS, SENIOR OFFICERS AND OTHERS IN MATERIAL CONTRACTS OF THE PURCHASER

        With the exception of the Support Agreement, the Lock-Up Agreement, the Confirmatory Letter and the Restated Employment Agreements and the Letter Agreement as described in this Schedule 14D-9 under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Employment Agreements and Stay-Put Bonuses," none of the directors or senior officers of the Company or any of their respective associates or, to the knowledge of the directors and officers of the Company, after reasonable inquiry, any person holding or exercising control or direction over more than 10% of the outstanding Common Shares or 10% of the outstanding Class A Shares or any person acting jointly or in concert with the Company, has any interest in any material contract to which the Purchaser or Stanley is a party.

ADDITIONAL INFORMATION

        No information required to be disclosed in the Offers To Purchase has been presented incorrectly or is misleading and no additional information within the knowledge of the Company is required to be supplied to make the information in the Offers To Purchase correct or not misleading.

MATERIAL CHANGES AND OTHER INFORMATION

        Except as otherwise disclosed elsewhere in this Schedule 14D-9 or publicly disclosed, no information is known to the directors or senior officers of the Company concerning, or that indicates, any material change in the affairs of the Company since October 31, 2003, the date of the Company's last interim financial statements. There is no other information or material fact known to the directors or senior officers of the Company and not disclosed in the foregoing which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offers.

        Except as otherwise disclosed elsewhere in this Schedule 14D-9, no negotiations by the Company are currently underway in response to the Offers which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) an issuer bid for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

RECOMMENDATIONS

        Please refer to "Item 4. The Solicitation or Recommendation—Recommendation of the Board of Directors."

VALUATION

        Please refer to the Fairness Opinion attached to this Schedule 14D-9 as Annex A.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides holders of Shares with, in addition to any other right they have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice required to be delivered to the holders of Shares. However, such rights must be exercised within the prescribed time limits. Holders of Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a legal advisor.

APPROVAL

        The contents and sending of this Schedule 14D-9 have been approved, and the delivery thereof has been authorized, by the Board.

QuickLinks

  Item 1. Subject Company Information
  Item 2. Identity and Background of Filing Person
  Item 3. Past Contacts, Transactions, Negotiations and Agreements
  Item 4. The Solicitation or Recommendation
  Item 5. Person/Assets Retained, Employed, Compensated or Used
  Item 6. Interest in Securities of the Subject Company
  Item 7. Purposes of the Transaction and Plans or Proposals
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE
CERTIFICATE
  ANNEX A
CONSENT OF USBX ADVISORY SERVICES LLC
  ANNEX B